CLIFFS

Cliffs Corporate Announcement

Message from Global Communications
Annual Meeting Resource Site on Cliffsnr.com

In preparation for its Annual Meeting of Shareholders on July 29, Cliffs has launched a microsite at www.cliffsnr.com/annualmeeting. The site consolidates:

- Information on the meeting and voting process
- Downloadable PDF copies of the 2014 proxy statement and 2013 10K
- SEC filings
- Media archives

Additional resources will be posted as the meeting date draws near. If you have any questions about the site, please contact Global Communications at 216.694.4052.

06/18/2014